Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, MAY 2 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target

D-0	63.0	63.0	64.5

A+14	87.0	87.0	80.3

Eagle

D-0	73.0	73.0	69.0

A+14 DOT	84.9	84.9	75.9

Every Bag Counts

American	Wed	MTD*	DOT Standard
	2.35	2.35	2.50

* DOT claims per 1000 customers

Announcements

» Get the Scoop on the Latest Arrivals!

Check out the latest Arrivals newsletter for the latest news from American and US Airways. The May 1 issue covers similarities between the vibrant company cultures at American and US Airways, team member spotlights and a hub profile on Phoenix. Read it on new Jetnet.

» Waking Up on the Right Side in London

This April, we reminded morning commuters in London that – while they’re flying American, we’ll make sure they always “wake up on the right side” – a pretty pleasant thought compared to “mind the gap.” Following a March TV advertising campaign, a second wave of digital, out-of-home and print placements launched in London featuring substantial commuter railway station takeovers, a taxi fleet of “silverbirds” and strategically-placed product advertising across select print titles. Check out photos of how we implemented the campaign across London in this photo gallery on new Jetnet.

» Flight Attendant Language Speaker Openings Now Extended through May 5 for External Applicants

Job postings for several flight attendant language speaker positions, including Japanese, Mandarin, Portuguese, Italian, German and Korean, have been extended and will now remain open for external candidates through May 5. We have already completed our first two flight attendant classes, with a variety of language speakers in each class. Thanks to your referral efforts, our first two classes included our goal number of Korean speakers to support the new DFW-Seoul, South Korea, route, which will begin in May. Please continue to encourage any qualified applicants you know to visit aacareers.com to learn more about current openings. We especially need your help identifying Chinese Mandarin and Japanese bilingual speaking applicants to apply. Applicants need to have a right to work in the U.S.

American Way Named Best Publication at Maggie Awards

For the second consecutive year, American Way has been named Best Travel & In-Transit Consumer Publication at the Western Publishing Association’s Maggie Awards. The Maggies, which this year were held on April 26 in Los Angeles, recognize excellence in publishing across both print and electronic platforms. This year, American Way stood out among more than 1,200 entries from 24 states.

AMR in the News

From Forbes.com

iPads Help American Airlines Prevent Pilot Injuries

By eliminating the aches and pains of having to carry around 40 pounds of documentation, iPad tablets could be replacing aspirin tablets for American pilots. Speaking at TabTimes’ Tablet Strategy conference, Patrick O’Keeffe, Vice President - Airline Operations Technology, said the company has “reduced the single biggest source of pilot injuries, carrying those packs.” O’Keeffe also said the company is “able to save a million dollars’ worth of fuel and stop printing all the page revisions.” American is also issuing Samsung Galaxy Note tablets to its flight attendants, who also need access to documentation.

oneworld News

From the Boston Herald

Japan Airlines to Resume 787 Dreamliner Nonstop Flights on June 1

Japan Airlines will resume daily Boston-Tokyo Narita service on the Boeing 787 Dreamliner aircraft on June 1. The aircraft returns to the skies after the U.S. FAA approved Boeing’s lithium ion battery improvements. The oneworld carrier will also launch nonstop service between Tokyo and Helsinki, Finland, which was postponed in February, on July 1. Boeing 787 service will also restart from Tokyo to San Diego, Singapore and Beijing, China, on June 1, followed by flights to Delhi, India, on July 12. Dreamliner service to Moscow, Russia, and San Francisco commences on Sept. 1, then to Sydney, Australia, and Bangkok, Thailand, in December.

Industry News

From The Wall Street Journal

Los Angeles Approves $5 Billion Airport Modernization

The Los Angeles City Council approved a modernization and safety-enhancement plan for Los Angeles International Airport that is expected to cost nearly $5 billion, and will revamp and expand LAX’s often cramped, 1960s-era facilities. The upgrades and changes will be paid for with airport revenue and long-term financing. The plan, which is still subject to environmental studies and could face court challenges, seeks to comply with repeated demands by the FAA to relocate the northernmost runway as a safety enhancement. LAX previously finished a similar runway-safety project on the south side of the airport. Construction isn’t expected to start for roughly five years, and specifics of some of the improvements could change based on detailed environmental reviews.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, May 1

Crude oil was $91.03 a barrel, down $2.43 from the previous day.

Jet fuel price was $109.98 a barrel, down $1.39.

Monthly Security Tip

For the last several months, we’ve been sharing security tips and links to our short, interactive training modules on the Learning Management System. In case you’ve missed any of them, or just want to brush up on your security knowledge, check out our updated security awareness portal. Check back often for links to new security awareness articles, tips, training modules, and more.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.